2024 Third Quarter
Shareholder Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0 PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance, and financial condition as at and for the three and nine months ended September 29, 2024. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 29, 2024, and the related notes, and with our MD&A for the year ended December 31, 2023 (2023 Annual MD&A).

In preparing this MD&A, we have taken into account all information available to us up to October 30, 2024, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 29, 2024 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on October 30, 2024.

The unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 29, 2024 have been prepared in accordance with generally accepted accounting principles ("GAAP"), more specifically, prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). All financial information contained in this MD&A is consistent with International Financial Reporting Standards (IFRS), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

Additional information about Gildan, including our 2023 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR+ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, including statements related to the Gildan's Sustainable Growth (GSG) strategy and Next Generation ESG strategy, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business”, “Strategy”, “Operating results”, “Liquidity and capital resources”, “Financial risk management”, and “Risks and uncertainties” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
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MANAGEMENT'S DISCUSSION AND ANALYSIS
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers, including our largest distributor;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the prices of raw materials and energy related inputs, from current levels, used to manufacture and transport our products;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•our reliance on key management and our ability to attract and/or retain key personnel;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;
•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•rapid developments in artificial intelligence;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

3.1 Overview

Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear, underwear, and hosiery products. Our products are sold to wholesale distributors, screenprinters, and embellishers in North America, Europe, Asia-Pacific, and Latin America, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores, and online retailers. We also manufacture products for global lifestyle brand companies who market these products under their own brands through their own retail establishments, e-commerce platforms, and/or to third-party retailers.

Manufacturing and operating as a socially responsible producer is at the heart of what we do. The vast majority of our sales are derived from products we manufacture ourselves. Since the Company’s formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling all aspects of the production process from start to finish for the garments we produce.

We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical integration of our supply chain and the capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production/delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain.

3.2 Our Operations

3.2.1 Brands, Products and Customers

The products we manufacture and sell are marketed under Company brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer®, GoldToe®, and Peds®. Further, we manufacture for, and supply products to select leading global athletic and lifestyle brands, as well as to certain retail customers who market these products under their own exclusive brands.

Our primary products include activewear tops and bottoms (activewear), socks (hosiery), and underwear tops and bottoms (underwear). In fiscal 2023, Activewear sales accounted for 83% of total net sales, and Hosiery and underwear sales accounted for 17% of total net sales.

We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. The majority of our Activewear sales are currently derived from activewear sold to wholesale distributors in the imprintables channels in North America and internationally. These wholesale distributors then sell the blank garments to screenprinters/embellishers who decorate the products with designs and logos, and who in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. We also sell activewear products in blank form directly to various retailers, or through national accounts servicing retailers, in addition to underwear and socks for men, ladies, and kids. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers,
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MANAGEMENT'S DISCUSSION AND ANALYSIS
dollar stores, and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers. We also manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or through third-party retailers.

The following table summarizes our current primary product offering under Company and licensed brands:

Primary products	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, sport shirts, polos and tank tops	Gildan®, Gildan Performance®, Gildan® Hammer®, Gildan Softstyle®, Gildan® Heavy Cotton™, Gildan® Ultra Cotton®, Gildan DryBlend®, Gildan® HeavyBlend™, Comfort Colors®, American Apparel®
Hosiery	athletic, dress, casual and workwear socks, liner socks, and socks for therapeutic purposes(1)	Gildan®, GoldToe®, Signature Gold by GoldToe®, GoldToe EditionTM, Peds®, MediPeds®, All Pro®, Powersox®
Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®
(1) Applicable only to MediPeds®.

3.2.2 Manufacturing

The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations range from start to finish of the garment production process and include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Honduras in Central America.

In order to support further sales growth, continue to drive an efficient and competitive cost structure, and enhance geographic diversification in our supply chain, we are expanding manufacturing capacity with a significant expansion in Bangladesh, which involves the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. The construction of the first textile and sewing complex is substantially completed, while progressive ramp-up of operations is underway and will continue through 2024.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
The following table provides a summary of our primary manufacturing operations by geographic area:

	United States	Central America	Caribbean	Asia
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ Salisbury, NC ■ Mocksville, NC ■ Eden, NC ■ Clarkton, NC ■ Sanford, NC (2 facilities) ■ Mayodan, NC
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Bangladesh (2 facilities)
Sewing facilities(2): conversion of cut fabric into garments		■ Honduras (2 facilities) ■ Nicaragua (5 facilities)	■ Dominican Republic (3 facilities)	■ Bangladesh (3 facilities)
Garment-dyeing(3): pigment dyeing or reactive dyeing process (Pigment Pure™)		■ Honduras
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in Asia for our Bangladesh operations, to satisfy the remainder of our yarn needs. The majority of cotton used by our Asian contractors is U.S. cotton.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Central America and Haiti, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, including a proprietary dyeing process under the name Pigment Pure™ which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.

3.2.3 Sales, marketing and distribution

Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, production planning, inventory control, and logistics, as well as finance, human resources and information technology functions. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated large distribution centres and some smaller facilities in the U.S., a large distribution facility in Honduras, as well as a distribution facility in Bangladesh. To supplement some of our distribution needs, we also use third-party warehouses in North America and Europe.

3.2.4 Employees and corporate office

We currently employ approximately 49,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.3 Competitive environment

The basic apparel market for our products is highly competitive. Competition is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located and vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically integrated supply chain infrastructure that we have developed through significant investments over time, are key competitive strengths and differentiators from our competition.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
We face competition from large and smaller U.S. based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Hanesbrands Inc., as well as Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own brand offerings and those of its subsidiary, Russell Corporation. These companies manufacture out of some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S. based companies selling to or operating as wholesale distributors of imprintables activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), and Delta Apparel Inc., as well as Central American, Mexican and Asian manufacturers that supply products in the imprintables channel. Finally, although we also compete with some of our customers' own private brand offerings, we also supply products to certain customers that are seeking strategic suppliers with our type of manufacturing capabilities to support their private brand offerings.

3.4 Recent events

On December 11, 2023, the Company’s then Board of Directors (the “Previous Board”) terminated the Company’s President and Chief Executive Officer, Glenn Chamandy. On such date, the Previous Board appointed Vince Tyra as President and Chief Executive Officer, and Mr. Tyra took office in the first quarter of fiscal 2024, effective on January 15, 2024. Following the termination of Mr. Chamandy, dissenting shareholder Browning West and others initiated an activist campaign and proxy contest against the Previous Board, proposing a new slate of Directors and requesting the reinstatement of Mr. Chamandy as President and Chief Executive Officer. In the second quarter of 2024, on April 22, 2024, in advance of the May 28, 2024 Annual General Meeting of Shareholders (“Annual Meeting”), the Previous Board announced a refreshed Board of Directors (“Refreshed Board”) that resulted in the immediate replacement of five Directors, with two additional Directors staying on temporarily but not standing for re-election at the Annual Meeting. On May 23, 2024, five days prior to the Annual Meeting, the Refreshed Board and Mr. Tyra resigned, along with Arun Bajaj, the Company’s Executive Vice-President, Chief Human Resources Officer (CHRO) and Legal Affairs. The Refreshed Board appointed Browning West nominees to the Board of Directors (the “New Board”), effective as of that date. On May 24, 2024, the New Board reinstated Mr. Chamandy as President and Chief Executive Officer. On May 28, 2024, the New Board was elected by shareholders at the Annual Meeting. During the nine months ended September 29, 2024, the Company incurred significant expenses relating to the proxy contest, leadership changes and related matters, primarily at the direction of the Previous Board and the Refreshed Board, which are referred to in section 5 of this MD&A entitled "Operating results" and explained in more detail in section 15.0 of this MD&A entitled "Definition and reconciliation of non-GAAP financial measures".

During the quarter ended September 29, 2024, the Company’s two largest distributor customers, to which Gildan is a significant supplier, announced that they had entered into an agreement pursuant to which they would combine their businesses, with such transaction being completed on October 1, 2024. The combination of these two distributors will increase our customer sales concentration with the combined entity accounting for approximately 40% of our year-to-date net sales at the end of Q3 2024. Refer to note 4 in the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 29, 2024 for more information on the increased concentration of sales and receivable balances resulting from this business combination.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

4.0 STRATEGY

Gildan Sustainable Growth Strategy
Building on a strong foundation, in 2022 the Company launched its “Gildan Sustainable Growth” (GSG) strategy focused on driving organic top and bottom-line growth through three key pillars – capacity expansion, innovation, and ESG. We believe that by leveraging our competitive advantage as a low-cost, vertically integrated manufacturer, successfully executing on well-defined capacity expansion plans, delivering value-driven and innovative products, and leading ESG practices, the Company will be well positioned to drive long-term revenue growth, profitability and effective asset utilization, all of which are expected to allow us to deliver compelling shareholder value creation over the long-term.

The three pillars of our GSG strategy are:

Capacity-driven growth: Leveraging our strong competitive advantage as a low-cost vertically integrated manufacturer as we execute on well-defined plans to expand and optimize our global production capacity to support our long-term growth plans

Executing on our plans, we have strengthened our vertical integration by expanding our yarn-spinning capabilities through the acquisition and modernization of Frontier Yarns. We are also executing on the first phase of development of a large vertically integrated textile and sewing complex in Bangladesh, as described in more detail in subsection 3.2.2 entitled "Manufacturing" in this MD&A.

Innovation: Driving leadership in innovation across the organization and all areas of operations aimed at delivering high-quality, value-driven products, increased speed-to-market, operational efficiencies and a reduced environmental footprint

The Company has identified and defined specific key initiatives, as well as investments aimed at driving innovation in our product development and manufacturing processes, distribution and final products, including fabric features, product fit, fabric adaptability to evolving printing and decorating techniques, and ESG-friendly product attributes. In early 2024, we announced the release of a number of new products, including our improved ultra cotton 2000 T-shirt. In this regard, we developed a new proprietary cotton technology by re-engineering our entire process from the yarn through to the finishing process, enhancing fabric softness, all while improving printability. We are also actively investing in digital tools, predictive analytics, and artificial intelligence to accelerate decision-making across the organization, streamline processes, and optimize supply chain planning.

ESG: Further increasing our ESG focus across all operations and leveraging our strong ESG standing and progress to enhance our value proposition to all our stakeholders

As of 2024, Gildan is embarking on its third year of implementing its Next Generation ESG strategy, which encompasses a broad range of initiatives. These include initiatives aimed at reducing carbon footprint and water intensity, fostering a circular economy, supporting regional economic development, ensuring respect for human rights, and maintaining safety standards throughout the supply chain. The strategy also embraces a commitment to people, with a focus on investing in our workforce, promoting diversity and inclusion, in addition to enhancing ESG transparency. This strategy includes 10 core targets focused on five different pillars: Climate, Energy and Water; Circularity; Human Capital Management; Long Term Value Creation, and Transparency and Disclosure. For more detailed information regarding these initiatives, please refer to Gildan's 2023 ESG Report. Information in our 2023 ESG Report does not form part of and is not incorporated by reference in this MD&A.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.0 OPERATING RESULTS

Overview and business environment

Throughout 2023, the apparel sector faced significant challenges amid broader economic and political uncertainty, contributing to an industry-wide soft demand environment, albeit showing improvement from 2022. Our 2023 net sales were down year-over-year as we faced strong 2022 comparative periods, which had benefited from distributor inventory replenishment following the COVID-19 pandemic. The overall US apparel market appears on track to recover in 2024 following muted growth in 2023, as inflationary pressures begin to ease. Within the apparel market, our industry has shown signs of resiliency, notably in the printwear industry, marked by continued enthusiasm surrounding experiences, such as travel, concerts, and large events. This said, corporate and promotional end uses do not appear to have recovered from pre-pandemic levels. We also continued to see broad market weakness in the underwear category. Overall, our year-to-date 2024 net sales have thus far benefited from a better environment as well as our strengthened competitive positioning, driven by the successful execution of our GSG strategy, although some uncertainty remains. We have diligently navigated through the changing environment of the past few years, which has allowed us to deliver strong performance within key categories.

Over the past year, we made significant progress on each of the three pillars of our GSG strategy, optimizing our manufacturing capacity, fostering innovation, and further reinforcing our commitment to ESG. As such, in the first nine-months of 2024, we delivered adjusted operating margins1 well above 2023 levels and above our annual target range of 18% to 20%, as pressure from the flow through of peak cotton costs abated and we continued to benefit from lower manufacturing input costs. Moreover, while we believe that our vertically-integrated manufacturing model and financial strength facilitate our ability to navigate through various headwinds impacting the current market landscape, it is difficult to predict the impact on our business due to the lagging effects of inflationary pressures and recessionary, geopolitical risks and other factors.

5.1 Non-GAAP financial measures

We use non-GAAP financial measures and ratios to assess our operating and financial performance, financial condition and leverage, and liquidity. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A, we use non-GAAP financial measures and ratios including: adjusted net earnings; adjusted earnings before income taxes; adjusted diluted EPS; adjusted income tax expense, adjusted effective income tax rate; adjusted gross profit; adjusted gross margin; adjusted selling, general and administrative expenses (adjusted SG&A expenses); adjusted SG&A expenses as a percentage of net sales; adjusted operating income; adjusted operating margin; and adjusted EBITDA to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information to investors and management on the Company’s operating and financial performance and financial condition. We also use non-GAAP financial measures including free cash flow, total debt, net debt, net debt leverage ratio and working capital.

We refer the reader to section 15.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable IFRS measures.

(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
5.2 Summary of quarterly results - GAAP basis

The table below sets forth certain summarized unaudited quarterly financial data for net sales, net earnings, net earnings per share (basic and diluted) and weighted average number of shares (basic and diluted), for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared on a GAAP basis in accordance with IAS 34 of IFRS. For the Company's adjusted net earnings and adjusted diluted EPS for the most recent quarter, refer to section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. The financial results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except share and per share amounts or otherwise indicated)	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022

Net sales	891.1	862.2	695.8	782.7	869.9	840.4	702.9	720.0
Net earnings	131.5	58.4	78.7	153.3	127.4	155.3	97.6	83.9
Net earnings per share:
Basic(1)	0.82	0.35	0.47	0.89	0.73	0.87	0.54	0.47
Diluted(1)	0.82	0.35	0.47	0.89	0.73	0.87	0.54	0.47
Weighted average number of shares outstanding (in ‘000s):
Basic	160,862	168,005	168,869	171,495	175,087	177,624	179,543	179,680
Diluted	161,027	168,139	168,977	171,806	175,348	177,902	179,843	179,897
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

5.2.1 Seasonality and other factors affecting the variability of results and financial condition

Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decisions to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Historically, demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are typically higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand and global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
Business acquisitions may affect the comparability of results. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. Subsection 5.5.5 entitled “Restructuring and acquisition-related (recovery) costs” in this MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions. Share repurchases have reduced our number of shares outstanding and increased our net earnings per share (EPS). The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. In the fourth quarter of fiscal 2023, we recorded a reversal of impairment of $41 million, compared to an impairment charge of $62 million in fiscal 2022 relating to our Hosiery cash-generating unit (CGU). Our results of operations over the past two years also include net insurance gains resulting from accrued insurance recoveries for the Company’s claims for losses relating to the two hurricanes in Central America in November 2020 (Q4 2022: $25.6 million, Q1 2023: $3.3 million and Q2 2023: $74 million), and a $16 million after-tax gain on the sale and leaseback of a distribution facility located in the United States in Q1 2023. Our results of operations over the past four quarters have been impacted by higher than usual SG&A expenses, due to costs relating to proxy contest and leadership changes and related matters (Q4 2023: $6.3 million, Q1 2024: $19.7 million, Q2 2024 $57.2 million and Q3 2024 $5.5 million), as explained in sections 5.5.3 and 15.0 of this MD&A.

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses or income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of this MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

5.3 Global Minimum Tax (GMT)
On June 20, 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”), implementing the key measures of the OECD’s Pillar Two global minimum tax regime in Canada, including the income inclusion rule and a domestic minimum top-up tax. The enactment of these rules in Canada ensures that Canadian-based multinational enterprises with annual revenues of €750 million or more are subject to a minimum effective tax rate of 15% on their profits in every jurisdiction where they operate. This is achieved through a system of top-up taxes to bring the enterprise’s effective tax rate in each jurisdiction to a minimum of 15%. The GMTA applies to the Company effective January 1, 2024. Under the GMTA, the Company is liable to pay a top-up tax in Canada if the effective tax rate in a jurisdiction is below the 15% minimum rate, as calculated under the Pillar Two rules on a jurisdiction-by-jurisdiction basis.

On May 21, 2024, the Government of Barbados enacted legislation introducing certain tax measures in response to the global implementation of the Pillar Two global minimum tax regime. These measures aim to include raising the corporate tax rate to 9% for most companies and implementing a domestic minimum top-up tax for large multinational enterprises operating in Barbados. Together, these measures aim to ensure that large multinational enterprises operating in Barbados are subject to a minimum effective tax rate of 15% on profits earned in Barbados. As a transitional rule, these measures apply in 2024 only to companies of multinational enterprises headquartered in jurisdictions that have adopted the Pillar Two rules. Consequently, following Canada's enactment of the GMTA on June 20, 2024, these measures apply to the Company’s Barbadian subsidiaries effective January 1, 2024, which together comprise the majority of the Company’s profits. As a result, effective January 1, 2024, the Company’s profits in Barbados are subject to an effective tax rate of 15% under Barbados’ domestic legislation, meaning no top-up tax is payable in Canada (refer to subsection 5.5.8 Income taxes in this MD&A for additional information).

QUARTERLY REPORT - Q3 2024 P.11

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4 Selected financial information

(in $ millions, except per share amounts or otherwise indicated)	Three months ended				Nine months ended
	Sep 29, 2024	Oct 1, 2023	Variation		Sep 29, 2024	Oct 1, 2023	Variation
			$	%			$	%

Net sales	891.1	869.9	21.2	2.4%	2,449.1	2,413.2	35.9	1.5%
Gross profit	277.6	239.2	38.4	16.1%	750.7	643.5	107.2	16.7%
Adjusted gross profit(1)	277.6	239.2	38.4	16.1%	750.7	640.4	110.3	17.2%
SG&A expenses	83.6	82.2	1.4	1.7%	312.5	242.1	70.4	29.1%
Adjusted SG&A expenses(1)	78.1	82.2	(4.1)	(5.0)%	230.2	242.1	(11.9)	(4.9)%
Gain on sale and leaseback	—	—	—	n.m.	—	(25.0)	25.0	n.m.
Net insurance gains	—	—	—	n.m.	—	(74.2)	74.2	n.m.
Restructuring and acquisition-related costs (recovery)	1.1	2.0	(0.9)	(45.0)%	(1.0)	34.9	(35.9)	n.m.
Operating income	192.9	155.0	37.9	24.5%	439.3	465.7	(26.4)	(5.7)%
Adjusted operating income(1)	199.5	157.0	42.5	27.1%	520.6	398.3	122.3	30.7%
Adjusted EBITDA(1)	236.1	188.3	47.8	25.4%	625.4	489.2	136.2	27.8%
Financial expenses	30.2	20.7	9.5	45.6%	77.2	58.4	18.8	32.1%
Income tax expense	31.3	6.9	24.4	n.m.	93.5	27.0	66.5	n.m.
Adjusted income tax expense(1)	31.6	6.9	24.7	n.m.	81.8	16.5	65.3	n.m.
Net earnings	131.5	127.4	4.1	3.2%	268.5	380.3	(111.8)	(29.4)%
Adjusted net earnings(1)	137.8	129.4	8.4	6.5%	361.5	323.4	38.1	11.8%
Basic EPS	0.82	0.73	0.09	12.3%	1.62	2.14	(0.52)	(24.3)%
Diluted EPS	0.82	0.73	0.09	12.3%	1.62	2.14	(0.52)	(24.3)%
Adjusted diluted EPS(1)	0.85	0.74	0.11	14.9%	2.18	1.82	0.36	19.8%
Gross margin(2)	31.2%	27.5%	n/a	3.7 pp	30.7%	26.7%	n/a	4.0 pp
Adjusted gross margin(1)	31.2%	27.5%	n/a	3.7 pp	30.7%	26.5%	n/a	4.2 pp
SG&A expenses as a percentage of net sales(3)	9.4%	9.5%	n/a	(0.1) pp	12.8%	10.0%	n/a	2.8 pp
Adjusted SG&A expenses as a percentage of net sales(1)	8.8%	9.5%	n/a	(0.7) pp	9.4%	10.0%	n/a	(0.6) pp
Operating margin(4)	21.7%	17.8%	n/a	3.9 pp	17.9%	19.3%	n/a	(1.4) pp
Adjusted operating margin(1)	22.4%	18.1%	n/a	4.3 pp	21.3%	16.5%	n/a	4.8 pp

	Sep 29, 2024	Dec 31, 2023	Variation
			$	%
Total assets	3,735.2	3,514.9	220.3	6.3%
Total non-current financial liabilities	1,179.0	685.0	494.0	72.1%
Net debt(1)	1,506.9	993.5	513.4	51.7%
Quarterly cash dividend declared per common share	0.205	0.186	0.019	10.2%
Net debt leverage ratio(1)	1.9	1.5	n/a	n/a
n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A expenses as a percentage of net sales is defined as SG&A expenses divided by net sales.
(4) Operating margin is defined as operating income divided by net sales.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.
QUARTERLY REPORT - Q3 2024 P.12

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5 Operating review

5.5.1 Net sales

	Three months ended				Nine months ended
(in $ millions, or otherwise indicated)	Sep 29, 2024	Oct 1, 2023	Variation		Sep 29, 2024	Oct 1, 2023	Variation
			$	%			$	%

Activewear	788.3	744.4	43.9	5.9%	2,117.0	2,024.0	93.0	4.6%
Hosiery and underwear	102.8	125.5	(22.7)	(18.1)%	332.1	389.2	(57.1)	(14.7)%
Total net sales	891.1	869.9	21.2	2.4%	2,449.1	2,413.2	35.9	1.5%
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Net sales were derived from customers located in the following geographic areas:

	Three months ended				Nine months ended
(in $ millions, or otherwise indicated)	Sep 29, 2024	Oct 1, 2023	Variation		Sep 29, 2024	Oct 1, 2023	Variation
			$	%			$	%

United States	798.8	787.7	11.1	1.4%	2,180.4	2,158.7	21.7	1.0%
Canada	28.2	28.9	(0.7)	(2.4)%	81.1	82.7	(1.6)	(2.0)%
International	64.1	53.3	10.8	20.4%	187.6	171.8	15.8	9.2%
Total net sales	891.1	869.9	21.2	2.4%	2,449.1	2,413.2	35.9	1.5%
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Higher net sales for the three and nine months ended September 29, 2024, reflected sales increases in the Activewear category, partially offset by sales declines in the Hosiery and underwear category. The Activewear sales increase of $44 million and $93 million for the three and nine month periods respectively, was primarily due to increased Activewear shipments reflecting positive POS across channels in North America, and to a lesser extent due to related inventory replenishment by distributors. These factors were partly offset by unfavourable mix, and lower net selling prices primarily in the first quarter. Furthermore, strong activewear sales year-to-date, reflected continued market share gains in key growth categories. International market sales were up respectively 20% and 9% for the three and nine months periods, reflecting distributor inventory replenishment from suboptimal levels, some recovery in POS in certain markets and a positive market response to our recently introduced new products featuring key innovation including our soft cotton technology. As for the Hosiery and underwear category, the sales decrease of $23 million and $57 million for the three and nine months periods respectively, was primarily due to the phase out of the Under Armour business and to a lesser extent to unfavourable mix and continued broader market weakness in underwear. Excluding the impact of the Under Armour phase-out, which has had minimal impact on our profitability, sales for the Hosiery and underwear category would have increased low double digits and mid-single digits year over year, for the three and nine month periods respectively. Similarly, consolidated sales would have been up high single digits year over year for the three month period and up mid-single digits for the nine month period.

QUARTERLY REPORT - Q3 2024 P.13

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.5.2 Gross profit and adjusted gross profit

	Three months ended			Nine months ended
(in $ millions, or otherwise indicated)	Sep 29, 2024	Oct 1, 2023	Variation	Sep 29, 2024	Oct 1, 2023	Variation

Gross profit	277.6	239.2	38.4	750.7	643.5	107.2
Adjustment for:
Net insurance losses (gains)(1)	—	—	—	—	(3.1)	3.1
Adjusted gross profit(2)	277.6	239.2	38.4	750.7	640.4	110.3
Gross margin	31.2%	27.5%	3.7 pp	30.7%	26.7%	4.0 pp
Adjusted gross margin(2)	31.2%	27.5%	3.7 pp	30.7%	26.5%	4.2 pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The increase in gross profit and adjusted gross profit for the three and nine months ended September 29, 2024 was driven by the increase in sales and higher gross margins. The increase in gross margin and adjusted gross margin in the third quarter and nine months ended September 29, 2024 compared to the same periods last year, are mainly a result of lower raw material and manufacturing input costs, marginally offset by slightly lower average net selling prices, primarily in the first quarter.

5.5.3 Selling, general and administrative expenses (SG&A)

	Three months ended			Nine months ended
(in $ millions, or otherwise indicated)	Sep 29, 2024	Oct 1, 2023	Variation	Sep 29, 2024	Oct 1, 2023	Variation

SG&A expenses	83.6	82.2	1.4	312.5	242.1	70.4
Adjustment for:
Costs relating to proxy contest and leadership changes and related matters(1)	5.5	—	5.5	82.3	—	82.3
Adjusted SG&A expenses(2)	78.1	82.2	(4.1)	230.2	242.1	(11.9)
SG&A expenses as a percentage of net sales	9.4%	9.5%	(0.1) pp	12.8%	10.0%	2.8 pp
Adjusted SG&A expenses as a percentage of net sales(2)	8.8%	9.5%	(0.7) pp	9.4%	10.0%	(0.6) pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

For the three and nine months ended September 29, 2024, SG&A expenses were respectively $84 million and $312 million, with increases over last year reflecting the expenses pertaining to the proxy contest, leadership changes and related matters. SG&A expenses for the three and nine months ended September 29, 2024, also include the benefit of the jobs credit introduced by the Government of Barbados as explained below, and the non-recurrence of fiscal 2023 reversals of impairment of trade accounts receivable. Excluding the charges relating to the proxy contest, leadership changes and related matters in each period, adjusted SG&A expenses were lower than last year as noted in the table above, and were also lower as a percentage of net sales reflecting the benefit of the jobs credit introduced by Barbados as explained below, and the non-recurrence of fiscal 2023 reversals of impairment of trade accounts receivable.

During the second quarter of fiscal 2024, the Government of Barbados enacted a jobs credit, in order to foster economic activity and employment in Barbados. The jobs credit is effective retroactively to January 1, 2024. The Company recognized $6.8 million and $24.0 million (2023 - nil and nil), respectively, for the three and nine months
QUARTERLY REPORT - Q3 2024 P.14

MANAGEMENT'S DISCUSSION AND ANALYSIS
ended September 29, 2024 as a reduction of SG&A expenses in the condensed interim consolidated statements of earnings and comprehensive income for this jobs credit.

5.5.4 Gain on sale and leaseback and net insurance gains

During the first quarter of fiscal 2023, the Company entered into an agreement to sell and leaseback one of its distribution centres located in the U.S. The proceeds of disposition were $51 million. The Company recognized a right-of-use asset of $4 million and a lease obligation of $16 million. In addition, a pre-tax gain on sale of $25 million ($16 million after tax) was recognized in the condensed interim consolidated statements of earnings and comprehensive income in gain on sale and leaseback.

During the second quarter of fiscal 2023, the Company finalized an agreement with the insurer to close its insurance claims related to the two hurricanes which occurred in Central America in November 2020, and received a final insurance claims payment of $74 million, relating to the business interruption portion of its claims. This payment resulted in the recognition of a corresponding gain in the Company’s condensed interim consolidated statement of earnings and comprehensive income in the second quarter of 2023.

5.5.5 Restructuring and acquisition-related costs (recovery)

	Three months ended			Nine months ended
(in $ millions)	Sep 29, 2024	Oct 1, 2023	Variation	Sep 29, 2024	Oct 1, 2023	Variation

Employee termination and benefit costs	—	(0.1)	0.1	—	15.7	(15.7)
Exit, relocation and other costs	1.1	1.3	(0.2)	4.4	11.2	(6.8)
Net (gain) loss on disposal, and write-downs of property, plant and equipment, right-of-use assets and computer software related to exit activities	—	0.9	(0.9)	(5.4)	8.0	(13.4)
Restructuring and acquisition-related costs (recovery)	1.1	2.1	(1.0)	(1.0)	34.9	(35.9)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Restructuring and acquisition-related recoveries for the nine months ended September 29, 2024 related to the following: $5.4 million in gains on disposals primarily relating to the sublease of a closed distribution facility in the western United States, partially offset by costs of $4.4 million mainly related to the completion of previously initiated restructuring activities. Restructuring and acquisition-related costs for the nine months ended October 1, 2023 related to the following: $29.5 million primarily for the consolidation and closure of manufacturing facilities in Central America, $3.9 million related to the December 2022 closure of a yarn-spinning plant in the U.S. and the exit cost from terminating a lease on a previously closed yarn facility, and $1.5 million mainly related to the completion of previously initiated restructuring activities.

QUARTERLY REPORT - Q3 2024 P.15

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.5.6 Operating income and adjusted operating income

	Three months ended			Nine months ended
(in $ millions, or otherwise indicated)	Sep 29, 2024	Oct 1, 2023	Variation	Sep 29, 2024	Oct 1, 2023	Variation

Operating income	192.9	155.0	37.9	439.3	465.7	(26.4)
Adjustments for:
Restructuring and acquisition-related costs (recovery)(1)	1.1	2.0	(0.9)	(1.0)	34.9	(35.9)
Net insurance gains(1)	—	—	—	—	(77.3)	77.3
Gain on sale and leaseback(1)	—	—	—	—	(25.0)	25.0
Costs relating to proxy contest and leadership changes and related matters(1)	5.5	—	5.5	82.3	—	82.3
Adjusted operating income(2)	199.5	157.0	42.5	520.6	398.3	122.3
Operating margin	21.7%	17.8%	3.9 pp	17.9%	19.3%	(1.4) pp
Adjusted operating margin(2)	22.4%	18.1%	4.3 pp	21.3%	16.5%	4.8 pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The $38 million increase in operating income for the third quarter of fiscal 2024 compared to the same period last year was due to higher gross profit resulting from the increase in net sales and gross margins and the benefit of the new Barbados jobs credit, partially offset by carry-over charges relating to the proxy contest and leadership changes and related matters. For the nine months ended September 29, 2024, compared to the same period last year, the $26 million decrease in operating income reflected the aforementioned charges which totaled $82 million, the non-recurrence of the 2023 insurance gain and a gain on sale and leaseback in 2023, with these factors mostly offset by the higher gross profit, lower restructuring expenses and the benefit of the Barbados jobs credit as explained above.

Adjusted operating income and adjusted operating margin (which excludes the 2024 costs for the proxy contest and leadership changes and related matters, restructuring and acquisition-related costs (recovery), and the 2023 net insurance gains and gain on sale and leaseback) was $200 million or 22.4% in the third quarter of 2024, and $521 million or 21.3% in the first nine months of 2024, representing an improvement of 430 and 480 basis points respectively, compared to last year. The increase in adjusted operating margin was mainly due to the higher adjusted gross margins and the benefits of the Barbados jobs credit as explained above.

5.5.7 Financial expenses, net

	Three months ended			Nine months ended
(in $ millions)	Sep 29, 2024	Oct 1, 2023	Variation	Sep 29, 2024	Oct 1, 2023	Variation

Interest expense on financial liabilities recorded at amortized cost	23.0	13.4	9.6	57.1	39.4	17.7
Bank and other financial charges	5.7	5.9	(0.2)	16.6	16.1	0.5
Interest accretion on discounted lease obligations	1.2	0.8	0.4	3.5	2.4	1.1
Interest accretion on discounted provisions	0.1	0.7	(0.6)	0.3	0.9	(0.6)
Foreign exchange (gain) loss	0.1	(0.1)	0.2	(0.3)	(0.4)	0.1
Financial expenses, net	30.1	20.7	9.4	77.2	58.4	18.8
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The increase in interest expense for the three and nine months ended September 29, 2024 was mainly due to the impact of higher amounts drawn under the revolving long-term bank credit facility and term loan, and the entering into
QUARTERLY REPORT - Q3 2024 P.16

MANAGEMENT'S DISCUSSION AND ANALYSIS
by the Company of a new $300 million term loan during the third quarter, as well as the impact of higher effective interest rates on our long-term debt bearing interest at variable rates. Foreign exchange gains and losses in both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

5.5.8 Income taxes
The Company’s average effective income tax rate is calculated as follows:

	Three months ended			Nine months ended
(in $ millions, or otherwise indicated)	Sep 29, 2024	Oct 1, 2023	Variation	Sep 29, 2024	Oct 1, 2023	Variation

Income tax expense:
Tax expense excluding impact of GMT and other items below	7.4	6.9	0.5	18.6	16.5	2.1
Impact of GMT	24.2	—	24.2	63.3	—	63.3
Income tax (recovery) expense relating to restructuring charges and other adjustments	(0.3)	—	(0.3)	0.2	10.5	(10.3)
Tax rate changes resulting in the revaluation of deferred income tax assets and liabilities	—	—	—	11.5	—	11.5
Total income tax expense	31.3	6.9	24.4	93.6	27.0	66.6
Adjustments for:
Income tax recovery (expense) relating to restructuring charges and other adjustments	0.3	—	0.3	(0.2)	(10.5)	10.3
Tax rate changes resulting in the revaluation of deferred income tax assets and liabilities	—	—	—	(11.5)	—	(11.5)
Adjusted income tax expense(3)	31.6	6.9	24.7	81.9	16.5	65.4

Earnings before income taxes	162.7	134.3	28.4	362.0	407.3	(45.3)
Adjustments(1)(4)	6.6	2.0	4.6	81.3	(67.4)	148.7
Adjusted earnings before income taxes(3)	169.3	136.3	33.0	443.3	339.9	103.4

Average effective income tax rate(2)	19.2%	5.1%	14.1 pp	25.8%	6.6%	19.2 pp
Adjusted effective income tax rate(3)	18.7%	5.1%	13.6 pp	18.5%	4.9%	13.6 pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.
(3) Adjusted income tax expense and adjusted earnings before income tax are non-GAAP financial measures, and adjusted effective income tax rate is a non-GAAP ratio calculated as adjusted income tax expense divided by adjusted earnings before income taxes. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(4) Adjustments for the three and nine months ended September 29, 2024 of $6.6 million and $81.3 million, respectively, include costs relating to proxy contest and leadership changes and related matters and restructuring and acquisition-related costs (recoveries). Adjustments for the three months ended October 1, 2023 include $2.0 million (loss) for restructuring and acquisition related costs, and for the nine months ended October 1, 2023, includes $67.4 million (gain), consisting of $77.3 million of net insurance gains and a $25 million pretax gain on sale and leaseback, partially offset by $34.9 million for restructuring and acquisition-related costs.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2024 P.17

MANAGEMENT'S DISCUSSION AND ANALYSIS
The increase in income tax expense for the first nine months of 2024 compared to the same period last year is mainly due to the impact of the implementation of the Global Minimum Tax Act (GMTA) in Canada in June 2024, retroactive to January 1, 2024, as well the Government of Barbados enacting legislation introducing certain tax measures in response to the global implementation of the Pillar Two global minimum tax regime. Refer to section 5.3 of this MD&A for more information on the new tax legislation. As a result of these developments, the Company’s effective tax rate on profits earned in Barbados has increased from 1% to 15%. The retroactive impact of these measures for the first quarter of 2024 was recorded in the second quarter of 2024. In addition, the Company revalued its deferred income tax liabilities relating to its Barbados operations, as a result of the increase in the Barbados statutory tax rate, resulting in a deferred income tax charge of $11.5 million in the second quarter of 2024. The income tax expense for the first nine months of 2023 included tax charges of $10.5 million mainly related to the gain on sale and leaseback of a distribution facility.

The increase in the effective income tax rate on a GAAP basis for the nine months ended September 29, 2024 compared to the same period last year is due to the factors noted above, as well as the impact of $82.3 million on charges incurred in Canada relating to the proxy contest, leadership changes and related matters, whereby these charges are not yielding any tax benefit, as no deferred taxes are being recognized, in Canada. These factors were partially offset by the tax charges in the first nine months of 2023 which primarily related to the gain on sale leaseback.

The adjusted effective tax rate of 18.5% for the nine months ended September 29, 2024, which excludes the $11.5 million deferred tax charge relating to the impact of Barbados tax rate changes on deferred income tax liabilities, and the impact of the above noted charges incurred in Canada, is reflective of the adjusted effective tax rate that is expected for the 2024 full year taking into account the new 15% effective tax rate for the Company’s Barbados operations.

5.6 Net earnings, adjusted net earnings, and earnings per share measures

	Three months ended			Nine months ended
(in $ millions, except per share amounts)	Sep 29, 2024	Oct 1, 2023	Variation	Sep 29, 2024	Oct 1, 2023	Variation

Net earnings	131.5	127.4	4.1	268.5	380.3	(111.8)
Adjustments for:
Restructuring and acquisition-related costs (recovery)(1)	1.1	2.0	(0.9)	(1.0)	34.9	(35.9)
Net insurance gains(1)	—	—	—	—	(77.3)	77.3
Gain on sale and leaseback(1)	—	—	—	—	(25.0)	25.0
Costs relating to proxy contest and leadership changes and related matters(1)	5.5	—	5.5	82.3	—	82.3
Income tax expense relating to the above-noted adjustments	(0.3)	—	(0.3)	0.2	10.5	(10.3)
Income tax recovery related to the revaluation of deferred income tax assets and liabilities	—	—	—	11.5	—	11.5
Adjusted net earnings(2)	137.8	129.4	8.4	361.5	323.4	38.1

Basic EPS	0.82	0.73	0.09	1.62	2.14	(0.52)
Diluted EPS	0.82	0.73	0.09	1.62	2.14	(0.52)
Adjusted diluted EPS(2)	0.85	0.74	0.11	2.18	1.82	0.36
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2024 P.18

MANAGEMENT'S DISCUSSION AND ANALYSIS
The slight increase in GAAP net earnings for the third quarter of 2024 compared to the same period last year was mainly due to the increase in operating income which was largely offset by the higher financial and income tax expenses due to the impact of GMT in Canada and Barbados as detailed in sections 5.3 and 5.5.8 above. The decline in GAAP net earnings for the first nine months of 2024 compared to the same periods last year was mainly due to the decrease in operating income (which includes $82 million of costs relating proxy contest and leadership changes and related matters, and with 2023 earnings including a $77 million insurance gain), higher financial expenses and higher income taxes. For both periods, adjusted net earnings increased year over year as a result of higher adjusted operating income, partially offset by the higher financial and income tax expenses. Year over year changes in GAAP diluted EPS and adjusted diluted EPS also reflect the benefit of share repurchases net of the related additional finance expense.

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

(in $ millions)	Sep 29, 2024	Dec 31, 2023	Variation

Cash and cash equivalents	78.5	89.6	(11.1)
Trade accounts receivable	612.9	412.5	200.4
Inventories	1,096.7	1,089.4	7.3
Prepaid expenses, deposits and other current assets	91.4	96.0	(4.6)
Assets held for sale	26.6	—	26.6
Accounts payable and accrued liabilities	(479.8)	(408.3)	(71.5)
Income tax payable	(27.4)	(1.6)	(25.8)
Current portion of lease obligations	(16.7)	(14.2)	(2.5)
Current portion of long-term debt	(300.0)	(300.0)	—
Total working capital(1)	1,082.2	963.4	118.8
Current ratio(2)	2.3	2.3	n.m.
n.m. = not meaningful
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Current ratio is defined as current assets divided by current liabilities.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The increase in trade accounts receivable (which are net of accrued sales discounts) was mainly due to the impact of seasonally higher net sales compared to the fourth quarter of 2023, the impact of higher days sales outstanding (DSO) as a result of longer payment terms, as well as seasonally lower volumes under our receivables sales program.

•The increase in inventories was mainly due to increases in raw material and work-in-progress volumes to support planned increases in production, partly offset by lower finished goods inventories mainly due to lower unit costs.
•Assets held for sale relate to the pending sales of two former yarn spinning facilities located in the U.S. (following their respective closures during fiscal 2022 and fiscal 2023).

•The increase in accounts payable and accrued liabilities is mainly the result of seasonal increases, higher days of purchases in payables, as well as higher accruals for variable compensation expenses.

•The increase in income tax payable is mainly due to a higher effective tax rate in Barbados following the enactment of GMT, partially offset by income tax installment payments and the accrued refundable jobs credit (refer to section 5.5.3 in this MD&A for more details).

•Working capital was $1,082.2 million as at September 29, 2024, compared to $963.4 million as at December 31, 2023. The current ratio at the end of the third quarter of fiscal 2024 was 2.3, unchanged compared to the end of fiscal 2023.
QUARTERLY REPORT - Q3 2024 P.19

MANAGEMENT'S DISCUSSION AND ANALYSIS
6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill

(in $ millions)	Property, plant and equipment	Right-of-use assets	Intangible assets	Goodwill

Balance, December 31, 2023	1,174.5	81.4	261.4	271.7
Additions	106.6	17.5	3.7	—
Depreciation and amortization	(82.9)	(10.5)	(10.1)	—
Transfers to assets held for sale	(26.6)	—	—	—
Net carrying amounts of disposals and write-downs	(0.8)	(5.9)	—	—
Balance, September 29, 2024	1,170.8	82.5	255.0	271.7
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The slight decrease in property, plant and equipment reflects the impact of depreciation, and the transfer of two former yarn spinning facilities located in the U.S. to assets held for sale (as discussed in section 6.1 of this MD&A), largely offset by capital expenditures related to the expansion of textile and sewing manufacturing operations, as well as modernization of the yarn facilities obtained through the acquisition of Frontier Yarns in December 2021.

•The increase in right-of-use assets mainly reflects the impact of distribution facility lease renewals entered into during the first nine months of fiscal 2024, partially offset by the impact of depreciation, as well as disposals mainly for a closed distribution facility in the western U.S (refer to subsection 5.5.5 Restructuring and acquisition-related costs (recovery) for additional information).

•Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The decrease in intangible assets mainly reflects the amortization of $10 million.

6.3 Other non-current assets and non-current liabilities

(in $ millions)	Sep 29, 2024	Dec 31, 2023	Variation

Deferred income tax assets	20.7	24.0	(3.3)
Other non-current assets	28.5	14.3	14.2
Long-term debt	(1,179.0)	(685.0)	(494.0)
Lease obligations	(89.7)	(83.9)	(5.8)
Deferred income tax liabilities	(29.7)	(18.1)	(11.6)
Other non-current liabilities	(47.3)	(46.3)	(1.0)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The increase in other non-current assets includes the impact of a sublease asset for a closed distribution facility in the western United States.

•See section 8.0 of this MD&A entitled “Liquidity and capital resources” and subsection 7.4 of this MD&A entitled "Cash flows from (used in) financing activities", for the discussion on long-term debt.

•The increase in lease obligations mainly reflects the impact of distribution facility lease renewals entered into during the first nine months of fiscal 2024, partially offset by payments made during the nine months ended September 29, 2024.

QUARTERLY REPORT - Q3 2024 P.20

MANAGEMENT'S DISCUSSION AND ANALYSIS
•The net increase in deferred income tax liabilities is mainly due to the revaluation of deferred tax assets and liabilities resulting from the increase in the Barbados statutory tax rate, as explained in section 5.5.8 Income taxes in this MD&A.

•Other non-current liabilities include provisions and employee benefit obligations.

7.0 CASH FLOWS

7.1 Cash flows from (used in) operating activities

	Three months ended			Nine months ended
(in $ millions)	Sep 29, 2024	Oct 1, 2023	Variation	Sep 29, 2024	Oct 1, 2023	Variation

Net earnings	131.5	127.4	4.1	268.5	380.3	(111.8)
Adjustments for:
Depreciation and amortization	36.5	31.3	5.2	104.9	90.9	14.0
Non-cash restructuring gains related to property, plant and equipment, right-of-use assets, and computer software	(0.1)	0.9	(1.0)	(5.5)	8.0	(13.5)
Cash settled share-based awards in connection with outgoing executives termination benefits	—	—	—	(15.4)	—	(15.4)
Gain on disposal of property, plant and equipment	—	—	—	—	(25.2)	25.2
Deferred income taxes	1.9	3.5	(1.6)	14.9	13.4	1.5
Share-based compensation	8.4	6.8	1.6	51.6	22.8	28.8
Other	5.0	(12.5)	17.5	(7.5)	(5.6)	(1.9)
Changes in non-cash working capital balances	(4.9)	147.9	(152.8)	(120.7)	(177.1)	56.4
Cash flows from (used in) operating activities	178.3	305.3	(127.0)	290.8	307.5	(16.7)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows from operating activities were $291 million for the nine months ended September 29, 2024, compared to cash flows from operating activities of $308 million in the corresponding period last year. The change was mainly due to the impact of lower net earnings which reflected cash outlays related to the proxy contest and leadership changes, partially offset by a lower increase in non-cash working capital, as explained below.

•Non-cash working capital increased by $121 million during the nine months ended September 29, 2024, compared to an increase of $177 million during the nine months ended October 1, 2023. The lower increase was mainly due to an increase in income taxes payable and accounts payable and accrued liabilities compared to a decrease in the same period last year, partially offset by an increase in inventories compared to a decrease in the same period last year.

QUARTERLY REPORT - Q3 2024 P.21

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.2 Cash flows from (used in) investing activities

	Three months ended			Nine months ended
(in $ millions)	Sep 29, 2024	Oct 1, 2023	Variation	Sep 29, 2024	Oct 1, 2023	Variation

Purchase of property, plant and equipment	(28.4)	(41.6)	13.2	(106.1)	(168.6)	62.5
Purchase of intangible assets	(1.2)	(1.0)	(0.2)	(3.7)	(3.8)	0.1
Proceeds from sale and leaseback and other disposals of property, plant and equipment	0.3	2.0	(1.7)	0.5	53.3	(52.8)
Cash flows from (used in) investing activities	(29.3)	(40.6)	11.3	(109.3)	(119.1)	9.8
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows used in investing activities were $109 million for the nine months ended September 29, 2024, compared to cash flows used in investing activities of $119 million in the corresponding period last year. The slight change was mainly due to planned lower capital expenditures in 2024, which was largely offset by proceeds from the sale and leaseback of one of our U.S. distribution centres in 2023.

•Capital expenditures2 for the nine months ended September 29, 2024 are described in section 6.2 of this MD&A entitled "Property, plant and equipment, right-of-use assets, intangible assets, and goodwill".

7.3 Free cash flow

	Three months ended			Nine months ended
(in $ millions)	Sep 29, 2024	Oct 1, 2023	Variation	Sep 29, 2024	Oct 1, 2023	Variation

Cash flows from (used in) operating activities	178.2	305.1	(126.9)	290.9	307.5	(16.6)
Cash flows from (used in) investing activities	(29.3)	(40.5)	11.2	(109.3)	(119.1)	9.8
Adjustment for:
Business acquisitions	—	—	—	—	—	—
Free cash flow(1)	148.9	264.6	(115.7)	181.6	188.4	(6.8)
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The year-over-year decrease in free cash flow of $7 million for the nine months ended September 29, 2024 was mainly due to a $17 million decrease in operating cash flows (as explained in section 7.1 of this MD&A entitled "Cash flows from (used in) operating activities"), partially offset by the changes in cash flows used in investing activities of $10 million (as explained in section 7.2. of this MD&A entitled "Cash flows from (used in) investing activities").

(2) Capital expenditures include purchases of property, plant and equipment and intangible assets.
QUARTERLY REPORT - Q3 2024 P.22

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.4 Cash flows from (used in) financing activities

	Three months ended			Nine months ended
(in $ millions)	Sep 29, 2024	Oct 1, 2023	Variation	Sep 29, 2024	Oct 1, 2023	Variation

Increase (decrease) in amounts drawn under revolving long-term bank credit facility	(40.0)	(270.0)	230.0	194.0	(55.0)	249.0
Proceeds from term loan[1]	300.0	—	300.0	300.0	—	300.0
Payment of notes	—	(150.0)	150.0	—	(150.0)	150.0
Proceeds from delayed draw term loan	—	300.0	(300.0)	—	300.0	(300.0)
Payment of lease obligations	(3.9)	(3.3)	(0.6)	(10.7)	(20.4)	9.7
Dividends paid	(32.9)	(32.7)	(0.2)	(102.1)	(99.9)	(2.2)
Proceeds from the issuance of shares	4.9	6.0	(1.1)	6.5	12.1	(5.6)
Repurchase and cancellation of shares	(371.5)	(80.2)	(291.3)	(540.7)	(187.9)	(352.8)
Share repurchases for settlement of non-Treasury RSUs	(8.1)	—	(8.1)	(22.0)	(19.6)	(2.4)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(9.4)	(0.3)	(9.1)	(17.6)	(15.7)	(1.9)
Cash flows from (used in) financing activities	(160.9)	(230.5)	69.6	(192.6)	(236.4)	43.8
(1) On August 30, 2024, the Company entered into an unsecured five-year term loan agreement for a total principal amount of $300 million. Refer to note 6 in the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 29, 2024 for more information.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows used in financing activities for the nine months ended September 29, 2024 of $193 million were mainly from the repurchase and cancellation of common shares under the NCIB programs as discussed in section 8.7 of this MD&A, and the payment of dividends, partially offset by cash inflows of $494 million from funds drawn on our long-term bank credit facilities and the proceeds from the new term loan. Cash flows used in financing activities for the nine months ended October 1, 2023 were mainly for the repurchase and cancellation of common shares under the NCIB programs, and the payment of dividends, partially offset by net long-term debt proceeds.

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework
Historically, our primary uses of funds have been for working capital requirements, capital expenditures, the payment of dividends and share repurchases, and business acquisitions, which we have funded with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use is to fund our organic growth with the required capital investments. Beyond these requirements, our next priorities for capital allocation are to support our dividends and repurchase shares. Occasionally, we use capital for opportunistic complementary acquisitions with a preference towards opportunities that could enhance our supply chain model.

The Company has currently set a net debt leverage target ratio3 of 1.5 to 2.5 times pro-forma adjusted EBITDA for the trailing twelve months (previously 1.5 to 2.0 times), which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities. We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities, as well as our ability to obtain additional debt financing if required, will continue to provide us with sufficient liquidity to fund our organic growth

(3) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
QUARTERLY REPORT - Q3 2024 P.23

MANAGEMENT'S DISCUSSION AND ANALYSIS
strategy, including anticipated working capital requirements and projected capital expenditures (which are currently planned to be at levels close to 5% of net sales during the next three years), as well as for returning capital to shareholders through dividends and continued share repurchases in line with our leverage framework and value considerations. Refer to note 26 of the audited annual consolidated financial statements for the year ended December 31, 2023 for a discussion on the Company’s liquidity risk.

8.2 Long-term debt and net debt and net debt leverage ratio
The Company's long-term debt as at September 29, 2024 is described below:

	Effective interest rate(1)	Principal amount		Maturity date
(in $ millions, or otherwise indicated)		Sep 29, 2024	Dec 31, 2023
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	6.7%	429.0	235.0	March 2027
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	4.7%	300.0	300.0	June 2026
Term loan, interest at variable U.S. interest rate, payable monthly(5)	6.8%	300.0	—	August 2029
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(6)	2.9%	100.0	100.0	August 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly(6)(7)	2.9%	50.0	50.0	August 2026
		1,179.0	685.0
Current portion of long-term debt
Delayed draw term loan (DDTL), interest at variable U.S. interest rate, payable monthly(2)(4)(8)	7.0%	300.0	300.0	May 2025
		300.0	300.0
Long-term debt (including current portion)		1,479.0	985.0
(1) Represents the annualized effective interest rate for the nine months ended September 29, 2024, including the cash impact of interest rate swaps, where applicable.
(2) Secured Overnight Financing Rate (SOFR) advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3) The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $14.0 million (December 31, 2023 - $36.0 million) has been committed against this facility to cover various letters of credit.
(4) The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(5) SOFR advances at adjusted Term SOFR (includes a 0.10% reference rate adjustment) plus a spread ranging from 1% to 2% based on the Company's total net debt to EBITDA ratio (as defined in the term loan agreement).
(6) The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the note purchase agreement.
(7) Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.
(8) On May 26, 2023, the Company amended its $300 million term loan to include an additional $300 million DDTL with a one-year maturity from the effective date. On May 16, 2024, the Company extended the term of the DDTL to May 26, 2025. All other terms of the agreement remained unchanged

On August 30, 2024, the Company entered into an unsecured five-year term loan agreement for a total principal amount of $300 million. The term loan is non-revolving and provides for a spread added to the adjusted Term SOFR is based on the total net debt to EBITDA ratio (as defined in the term loan agreement).

Covenants and events of default are generally aligned across all debt instruments entered into by the Company.

QUARTERLY REPORT - Q3 2024 P.24

MANAGEMENT'S DISCUSSION AND ANALYSIS
The Company was in compliance with all financial covenants at September 29, 2024. The Company expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts.

(in $ millions)	Sep 29, 2024	Dec 31, 2023

Long-term debt (including current portion)	1,479.0	985.0
Bank indebtedness	—	—
Lease obligations (including current portion)	106.4	98.1
Total debt(1)	1,585.4	1,083.1
Cash and cash equivalents	(78.5)	(89.6)
Net debt(1)	1,506.9	993.5
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Gildan’s net debt leverage ratio as at September 29, 2024 was 1.9 times (1.5 times at December 31, 2023) which was within the Company's target range. The Company’s net debt leverage ratio is calculated as follows:

(in $ millions, or otherwise indicated)	Sep 29, 2024	Dec 31, 2023

Adjusted EBITDA for the trailing twelve months(1)	810.9	674.5
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	810.9	674.5
Net debt(1)	1,506.9	993.5
Net debt leverage ratio(1)(2)	1.9	1.5
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 2.0 at September 29, 2024.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The total net debt to EBITDA ratios (as defined in each of the Company's revolving long-term bank credit facility, term loans and note purchase agreements and their amendments) vary from the definition of the Company’s non-GAAP ratio and non-GAAP financial measures “net debt leverage ratio” and “adjusted EBITDA” respectively, as presented in this MD&A in certain respects. The definitions in the loan and note purchase agreements include letters of credit in net debt, exclude certain cash balances, and are based on accounting for all leases in accordance with previous accounting principles whereby the Company’s leases for premises were accounted for as operating leases, while the Company’s reported net debt leverage ratio reflects lease accounting in accordance with the Company’s current accounting policies. In addition, adjustments permitted to EBITDA in the loan and note purchase agreements vary from the adjustments used by the Company in calculating its adjusted EBITDA non-GAAP financial measure. As a result of these differences, our total net debt to EBITDA ratio for purposes of our loan and note agreements was 2.0 at the end of the third quarter of fiscal 2024 (1.6 at December 31, 2023).

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

QUARTERLY REPORT - Q3 2024 P.25

MANAGEMENT'S DISCUSSION AND ANALYSIS
8.3 Off-balance sheet arrangements and maturity analysis of contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth the maturity of our contractual obligations by period as at September 29, 2024.

(in $ millions)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

Accounts payable and accrued liabilities	479.8	479.8	479.8	—	—	—
Long-term debt(1)	1,479.0	1,479.0	300.0	879.0	300.0	—
Interest obligations(2)	—	215.7	80.4	97.9	37.4	—
Purchase and other obligations(3)	—	564.6	351.7	134.0	57.8	21.1
Lease obligations	106.4	141.0	25.1	44.8	27.5	43.6
Total contractual obligations	2,065.2	2,880.1	1,237.0	1,155.7	422.7	64.7
(1) See Section 8.2 "Long-term debt and net debt and net debt leverage ratio" for additional details on the Company's long-term debt (including the current portion thereof).
(2) Interest obligations include expected interest payments on long-term debt as at September 29, 2024 (assuming balances remain outstanding through to maturity). For variable rate debt, the Company has applied the rate applicable at September 29, 2024 to the currently established maturity dates.
(3) Purchase and other obligations includes commitments to purchase raw materials and equipment, as well as minimum royalty obligations (nil as at September 29, 2024) and other contractual commitments.

As disclosed in note 24 to our fiscal 2023 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of our subsidiaries do not perform their contractual obligations. As at September 29, 2024, the maximum potential liability under these guarantees was $127 million, of which $14 million was for surety bonds and $113 million was for financial guarantees and standby letters of credit.

8.4 Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and changes in the price of our common shares under our share-based compensation plans. Derivative financial instruments are not used for speculative purposes. As at September 29, 2024, the Company’s outstanding derivative financial instruments (most of which are designated as effective hedging instruments) consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the Company's term loans and unsecured notes. For more information about our derivative financial instruments, please refer to notes 9 and 10 to the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 29, 2024.

8.5 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at October 25, 2024, there were 154,422,137 common shares issued and outstanding along with 282,737 stock options and 42,289 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined exercise price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. Treasury RSUs are used exclusively for one-time awards to attract candidates or for retention purposes and their vesting conditions, including any performance objectives, are determined by the Board of Directors at the time of grant.

QUARTERLY REPORT - Q3 2024 P.26

MANAGEMENT'S DISCUSSION AND ANALYSIS
8.6 Declaration of dividend

On October 30, 2024, the Board of Directors declared a cash dividend of $0.205 per share for an expected aggregate payment of $32 million which will be paid on December 16, 2024 on all of the issued and outstanding common shares of the Company, rateably and proportionately, to the holders of record on November 21, 2024. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt covenant and repayment obligations, capital requirements, the macro-economic environment, and present and future regulatory and legal restrictions.

The Company's dividend payout policy and the declaration of dividends are subject to the discretion of the Board of Directors and, consequently, there can be no assurances that Gildan's dividend policy will be maintained or that dividends will be declared in respect of any quarter or other future periods. The declaration of dividends by the Board of Directors is ultimately dependent on the Company’s operating performance and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

8.7 Normal course issuer bid (NCIB)

In August 2023, the Company received approval from the TSX to renew its normal course issuer bid (NCIB) program commencing on August 9, 2023, to purchase for cancellation a maximum of 8,778,638 common shares, representing approximately 5% of the Company's issued and outstanding common shares, as at July 31, 2023 (the reference date for the NCIB). The Company was authorized to make purchases under the renewed NCIB until August 8, 2024 in accordance with the requirements of the TSX. On May 29, 2024, the Company announced that it had received approval from the TSX to amend its NCIB in order to increase the maximum number of common shares that may be repurchased to 17,124,249 common shares, representing 10% of the public float as at July 31, 2023.

On July 31, 2024, the Company received approval from the TSX to renew its NCIB program commencing on August 9, 2024, to purchase for cancellation a maximum of 16,106,155 common shares, representing approximately 10% of the Company's public float, as at July 26, 2024 (the reference date for the renewed NCIB). The Company is authorized to make purchases under the renewed NCIB until August 8, 2025, in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative U.S. or Canadian trading systems if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of common shares. In accordance with the requirements of the TSX, the Company may purchase, in addition to purchases made on other exchanges including the NYSE, up to a maximum of 80,209 common shares daily through the facilities of the TSX, which represents 25% of the ADTV for the most recently completed six-month period noted above.

In connection with each of its 2023-2024 and 2024-2025 NCIB programs, the Company entered into an automatic share purchase plan (ASPP) with a designated broker which allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions or self-imposed trading blackout periods.

During the nine months ended September 29, 2024, the Company repurchased for cancellation a total of 13,361,096 common shares under its NCIB program for total costs of $547 million (including $10.6 million of taxes on share repurchases), of which $22 million was charged to share capital and the balance was charged to retained earnings.

The total cash outlay in the first nine months of fiscal 2024 for share repurchases was $541 million (first nine months of 2023 - $190 million), based on the settlement date of share repurchases.

QUARTERLY REPORT - Q3 2024 P.27

MANAGEMENT'S DISCUSSION AND ANALYSIS

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to note 26 of the audited annual consolidated financial statements for the year ended December 31, 2023 for additional details, and for more information about our derivative financial instruments, please refer to notes 9 and 10 of the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 29, 2024.

11.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our fiscal 2023 audited consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

11.1 Critical judgments in applying accounting policies

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•Determination of cash-generating units (CGUs)
•Income taxes

11.2 Key sources of estimation uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

•Recoverability and impairment of non-financial assets
•Other sources of estimation uncertainty

For a more detailed discussion on these areas requiring the use of management estimates and judgments, please refer to note 3 to our fiscal 2023 audited consolidated financial statements.

QUARTERLY REPORT - Q3 2024 P.28

MANAGEMENT'S DISCUSSION AND ANALYSIS

12.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

12.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 29, 2024 were prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 29, 2024 as those disclosed in note 3 of its fiscal 2023 audited annual consolidated financial statements, except as described below.

On January 1, 2024 the Company adopted the following new or amended accounting standards:
Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). These further amendments clarify how to address the effects on classification and disclosure of covenants which an entity is required to comply with on or before the reporting date and covenants which an entity must comply with only after the reporting date. The 2020 amendments and the 2022 amendments (collectively “the Amendments”) are effective for annual periods beginning on or after January 1, 2024 and are applied retrospectively. The amendment of IAS 1 had no impact on the Company’s consolidated financial statements.

12.2 New accounting standards and interpretations not yet applied

Lack of Exchangeability
In August 2023, the IASB issued amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates in relation to Lack of Exchangeability. The amendments require entities to apply a consistent approach in assessing whether a currency can be exchanged into another currency, and in determining the exchange rate to use and the disclosures to provide when it cannot. These amendments are effective for annual reporting periods beginning on or after January 1, 2025, and are not expected to have an impact on the Company's consolidated financial statements. Early adoption is permitted.

IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)
In May 2024, IASB issued limited amendments to IFRS 9 and IFRS 7. These amendments provide clarity on the timing of recognition and derecognition of financial assets and liabilities, the assessment of contractual cash flow characteristics, and the resulting classification and disclosure of financial assets with environmental, social, and governance linked or other contingent features. Additionally, the amendments clarify that a financial liability is derecognized on the settlement date, with the accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date, provided specific conditions are met. Additional disclosures are required for financial instruments with contingent features and investments in equity instruments designated at fair value through other comprehensive income with these amendments. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted, with an option to early adopt only the amendments to the classification of financial assets. The Company is evaluating the potential impact of these amendments on its consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on its consolidated financial statements.
QUARTERLY REPORT - Q3 2024 P.29

MANAGEMENT'S DISCUSSION AND ANALYSIS

Annual improvements to IFRS Accounting Standards
In July 2024, the IASB issued narrow amendments to IFRS Accounting Standards and accompanying guidance as part of its regular maintenance of the standards. The amended Standards are:
•IFRS 1 First-time Adoption of International Financial Reporting Standards;
•IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;
•IFRS 9 Financial Instruments;
•IFRS 10 Consolidated Financial Statements; and
•IAS 7 Statement of Cash Flows.

The amendments are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted. Annual improvements are limited to changes that either clarify the wording in an IFRS Accounting Standard or correct relatively minor unintended consequences or oversights in the Accounting Standards. They also correct minor conflicts between the requirements of the Accounting Standards. These annual improvements are not expected to have an impact on the Company's annual consolidated financial statements.

13.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

Changes in internal controls and procedures
There have been no changes in the Company’s internal control over financial reporting that occurred during the period beginning on July 1, 2024 and ended on September 29, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

14.0 RISKS AND UNCERTAINTIES

In note 26 of our 2023 audited annual consolidated financial statements we describe certain risks related to financial instruments and in our 2023 Annual MD&A under the section “Risks and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business. The risks described in our 2023 Annual MD&A include:

•Our ability to implement our growth strategies and plans
•Our ability to compete effectively
•Our ability to integrate acquisitions
•We may be negatively impacted by changes in general economic and financial conditions
•We rely on a small number of significant customers
•Our customers do not commit to purchase minimum quantities
•Our ability to anticipate, identify, or react to changes in consumer preferences and trends
•Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products
•We rely on key suppliers
•We may be negatively impacted by climate, political, social, and economic risks, natural disasters, pandemics, and endemics in the countries in which we operate or from which we source production
•Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions
•We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations
•Factors or circumstances that could increase our effective income tax rate
•Compliance with environmental and health and safety regulations
•Global climate change could have an adverse impact on our business
•Compliance with product safety regulations
QUARTERLY REPORT - Q3 2024 P.30

MANAGEMENT'S DISCUSSION AND ANALYSIS
•We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations
•We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices
•Our ability to protect our intellectual property rights
•We rely significantly on our information systems for our business operations
•We may be negatively impacted by data security breaches or data privacy violations
•We depend on key management and our ability to attract and/or retain key personnel
•Rapid developments in artificial intelligence could adversely impact our business

15.0 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES AND RELATED RATIOS

We use non-GAAP financial measures, as well as non-GAAP ratios to assess our operating and financial performance, financial condition and leverage, and liquidity. The terms and definitions of the non-GAAP financial measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP financial measures are presented on a consistent basis for all periods presented in this MD&A. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP financial measures and related ratios
In this MD&A we use non-GAAP financial measures including adjusted net earnings, adjusted earnings before income taxes, adjusted income tax expense, adjusted gross profit, adjusted SG&A expenses, adjusted operating income, adjusted EBITDA, as well as non-GAAP ratios including adjusted diluted EPS, adjusted effective income tax rate, adjusted gross margin, adjusted SG&A expenses as a percentage of net sales, and adjusted operating margin. These financial metrics are used to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating and financial performance, and because we believe such measures provide meaningful information on the Company’s operating and financial performance and financial condition. Excluding these items does not imply they are non-recurring. We also use non-GAAP financial measures including free cash flow, total debt, net debt, net debt leverage ratio and working capital.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's operating and financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs (recovery)
Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs are included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted earnings before income taxes, adjusted diluted EPS, and adjusted EBITDA. For the three and nine months ended September 29, 2024, restructuring and acquisition-related costs of $1.1 million and recoveries of $1.0 million were recognized, respectively (2023 - $2.0 million costs and $34.9 million costs). Subsection 5.5.5 entitled “Restructuring and acquisition-related costs (recovery)” in this MD&A contains a detailed discussion of these costs.

QUARTERLY REPORT - Q3 2024 P.31

MANAGEMENT'S DISCUSSION AND ANALYSIS
Net insurance gains
During fiscal year 2023, the Company recognized net insurance gains of nil and $77.3 million for the three and nine months ended October 1, 2023, respectively, which related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. Net insurance gains related to the recognition of insurance recoveries for business interruption losses and insurance recoveries for damaged equipment as follows:

–Insurance gains relating to recoveries for business interruption losses for the three and nine months ended October 1, 2023 were nil and $74.2 million, respectively, and were recorded in insurance gains, and included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.
–Net insurance gains relating to recoveries for damaged equipment for the three and nine months ended October 1, 2023, were nil and $3.1 million, respectively, were recorded in cost of sales and included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Gain on sale and leaseback
During the first quarter of 2023, the Company recognized a gain of $25.0 million ($15.5 million after reflecting $9.5 million of income tax expense) on the sale and leaseback of one of our distribution centres located in the U.S. The impact of this gain was included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted income tax expense, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Costs relating to proxy contest and leadership changes and related matters
On December 11, 2023, the Company’s then Board of Directors (the “Previous Board”) terminated the Company’s President and Chief Executive Officer, Glenn Chamandy. On such date, the Previous Board appointed Vince Tyra as President and Chief Executive Officer, and Mr. Tyra took office in the first quarter of fiscal 2024, effective on January 15, 2024. Following the termination of Mr. Chamandy, dissenting shareholder Browning West and others initiated an activist campaign and proxy contest against the Previous Board, proposing a new slate of Directors and requesting the reinstatement of Mr. Chamandy as President and Chief Executive Officer. In the second quarter of 2024, on April 28, 2024, in advance of the May 28, 2024 Annual General Meeting of Shareholders (“Annual Meeting”), the Previous Board announced a refreshed Board of Directors (“Refreshed Board”) that resulted in the immediate replacement of five Directors, with two additional Directors staying on temporarily but not standing for re-election at the Annual Meeting. On May 23, 2024, five days prior to the Annual Meeting, the Refreshed Board and Mr. Tyra resigned, along with Arun Bajaj, the Company’s Executive Vice-President, Chief Human Resources Officer (CHRO) and Legal Affairs. The Refreshed Board appointed Browning West's nominees to the Board of Directors (the “New Board”), effective as of that date. On May 24, 2024, the New Board reinstated Mr. Chamandy as President and Chief Executive Officer. On May 28, 2024, the New Board was elected by shareholders at the Annual Meeting. During the past 10 months, the Company incurred significant expenses primarily at the direction of the Previous Board and the Refreshed Board, including: (i) legal, communication, proxy advisory, financial and other advisory fees relating to the proxy contest and related matters and the termination and subsequent reinstatement of Mr. Chamandy; (ii) legal, financial and other advisory fees with respect to a review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company; (iii) special senior management retention awards; (iv) severance and termination benefits relating to outgoing executives; and (v) incremental director meeting fees and insurance premiums. In addition, subsequent to the Annual Meeting, the Corporate Governance and Social Responsibility Committee (the "CGSRC") recommended to the New Board, and the New Board approved, back-pay compensation for Mr. Chamandy (who did not receive any severance payment following his termination on December 11, 2023), relating to his reinstatement, including the reinstatement of share-based awards that were canceled by the Previous Board. In light of the strong shareholder support received for its successful campaign and the fact that the Refreshed Board resigned in advance of the Annual Meeting, the CGSRC also recommended to the New Board, and the New Board approved, the reimbursement of Browning West’s legal and other advisory expenses relating to the proxy contest, in the amount of $9.4 million in the second quarter of 2024.

The total costs relating to these non-recurring events (“Costs relating to proxy contest and leadership changes and related matters”) amounted to $5.5 million and $82.3 million, respectively, for the three and nine months ended September 29, 2024, as itemized in the table below with corresponding footnotes. Such costs are included in selling, general and administrative expenses. The impact of the below charges are included as adjustments in arriving at adjusted SG&A expenses, adjusted SG&A expenses as a percentage of net sales, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.
QUARTERLY REPORT - Q3 2024 P.32

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended		Nine months ended
(in $ millions)	Sep 29, 2024	Oct 1, 2023	Sep 29, 2024	Oct 1, 2023

Advisory fees on shareholder matters(1)	2.5	—	35.8	—
Severance and other termination benefits(2)	—	—	21.6	—
Compensation expenses relating to Glenn Chamandy’s termination and subsequent reinstatement as President and Chief Executive Officer(3)	—	—	8.9	—
Incremental costs relating to the Previous Board and Refreshed Board(4)	1.4	—	8.8	—
Costs relating to assessing external interests in acquiring the Company(5)	—	—	3.0	—
Special retention awards(6)	1.6	—	4.2	—
Costs relating to proxy contest and leadership changes and related matters	5.5	—	82.3	—

(1) Relates to advisory, legal and other expenses for the proxy contest and shareholder matters. Charges incurred during the three and nine months ended September 29, 2024 of $2.5 million and $35.8 million, respectively, include:

–$2.5 million and $26.4 million for the three and nine months ended September 29, 2024 respectively, of advisory, legal and other fees and expenses related to the proxy contest and related matters; and
–nil and $9.4 million of expenses, respectively, for the reimbursement of advisory, legal and other fees and expenses incurred by Browning West in relation to the proxy contest (refer to note 8(c)) of the condensed interim consolidated financial statements for additional information).

(2) Relates to the payout of severance and other termination benefits to Mr. Tyra and Mr. Bajaj pursuant to existing severance arrangements approved and made by the Refreshed Board in the context of the proxy contest, just prior to its conclusion in May 2024. The cash payouts in the second quarter of 2024 for severance and termination benefits totaled $24.4 million, of which $15.3 million was for Mr. Tyra and $9.1 million was for Mr. Bajaj. The respective charges included in selling, general and administrative expenses during the second quarter of 2024 totaled $21.6 million (of which $14.1 million was for Mr. Tyra and $7.5 million was for Mr. Bajaj), and include $12.3 million for accelerated vesting of share-based awards as well $9.3 million in other termination benefits for these executives.

(3) Compensation expenses relating to Mr. Chamandy include back-pay as part of his reinstatement by the New Board, and the reinstatement of share-based awards which had been canceled by the Previous Board. Net charges incurred during three and nine months ended September 29, 2024 of nil and $8.9 million, respectively, include:

–nil and $1.7 million, respectively, for backpay and accruals for short-term incentive plan benefits;
–nil and $14.6 million, respectively, of stock-based compensation expense for past service costs related to the reinstatement of Mr. Chamandy’s 2022 and 2023 long-term incentive program (LTIP) grants (for which a reversal of compensation expense of approximately $6 million was recorded in the fourth quarter of fiscal 2023);
–nil and $2.4 million, respectively, of stock-based compensation expense adjustments relating to Mr. Chamandy’s 2021 LTIP share-based grant which vested in 2024; and
–The reversal of a $9.8 million accrual for severance in the second quarter of 2024 (which had been accrued for in the fourth quarter of 2023), as Mr. Chamandy forfeited any termination benefit entitlement in connection with the award of back-pay and reinstatement of canceled share-based awards as noted above.

(4) The Company incurred $1.4 million in the third quarter of fiscal 2024 ($8.8 million year-to-date), of incremental costs relating to the Previous Board and Refreshed Board. These charges include nil and $4.8 million, respectively, for a Directors and Officers run off insurance policy, $0.2 million and $0.6 million, respectively, for special board meeting fee payments, and $1.2 million and $3.4 million, respectively, for the increase in value of the deferred share units (DSU) liability.

(5) Relates to advisory, legal and other expenses with respect to the announced review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company. The
QUARTERLY REPORT - Q3 2024 P.33

MANAGEMENT'S DISCUSSION AND ANALYSIS
Company incurred nil and $3.0 million for the three and nine months ended September 29, 2024, respectively, of expenses related to this matter.

(6) Stock-based compensation expenses relating to special retention awards, granted in the first quarter of fiscal 2024, includes $1.6 million in the third quarter of fiscal 2024, and $4.2 million for fiscal 2024 year-to-date. At the grant date, these special retention awards had a total fair value of $8.6 million. The stock-based compensation expense relating to these awards is being recognized over the respective vesting periods, with most of the awards originally vesting at the end of 2024. In connection with the departure of Mr. Bajaj, $2.5 million of these awards were fully paid out in cash to him during the second quarter of 2024, as part of the $9.1 million payout in note 2 above.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Nine months ended
(in $ millions, except per share amounts)	Sep 29, 2024	Oct 1, 2023	Sep 29, 2024	Oct 1, 2023

Net earnings	131.5	127.4	268.5	380.3
Adjustments for:
Restructuring and acquisition-related costs (recovery)	1.1	2.0	(1.0)	34.9
Net insurance gains	—	—	—	(77.3)
Gain on sale and leaseback	—	—	—	(25.0)
Costs relating to proxy contest and leadership changes and related matters	5.5	—	82.3	—
Income tax (recovery) expense relating to restructuring charges and other items above	(0.3)	—	0.2	10.5
Income tax expense related to the revaluation of deferred income tax assets and liabilities	—	—	11.5	—
Adjusted net earnings	137.8	129.4	361.5	323.4

Basic EPS	0.82	0.73	1.62	2.14
Diluted EPS	0.82	0.73	1.62	2.14
Adjusted diluted EPS(1)	0.85	0.74	2.18	1.82
(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2024 P.34

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted earnings before income taxes, adjusted income tax expense, and adjusted effective income tax rate
Adjusted effective income tax rate is defined as adjusted income tax expense divided by adjusted earnings before income taxes. Adjusted earnings before income taxes excludes restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, and costs relating to proxy contest and leadership changes and related matters. Adjusted income tax expense is defined as income tax expense excluding tax rate changes resulting in the revaluation of deferred income tax assets and liabilities, income taxes relating to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income tax expense relating to restructuring charges and other pretax adjustments noted above. The Company excludes these adjustments because they affect the comparability of its effective income tax rate. The Company believes the adjusted effective income tax rate provides a clearer understanding of our normalized effective tax rate and financial performance for the current period and for purposes of developing its annual financial budgets. The Company believes that adjusted effective income tax rate is useful to investors in assessing the Company's future effective income tax rate as it identifies certain pre-tax expenses and gains and income tax charges and recoveries which are not expected to recur on a regular basis (in particular, non-recurring costs such as proxy contest and leadership changes and related matters incurred in the Company’s Canadian legal entity which do not result in tax recoveries, and tax rate changes resulting in the revaluation of deferred income tax assets and liabilities).

	Three months ended		Nine months ended
(in $ millions, or otherwise indicated)	Sep 29, 2024	Oct 1, 2023	Sep 29, 2024	Oct 1, 2023

Earnings before income taxes	162.7	134.3	362.0	407.3
Adjustments for:
Restructuring and acquisition-related costs (recovery)	1.1	2.0	(1.0)	34.9
Net insurance gains	—	—	—	(77.3)
Gain on sale and leaseback	—	—	—	(25.0)
Costs relating to proxy contest and leadership changes and related matters	5.5	—	82.3	—
Adjusted earnings before income taxes	169.3	136.3	443.3	339.9

Income tax expense	31.3	6.9	93.5	27.0
Adjustments for:
Income tax expense relating to restructuring charges and other adjustments above	0.3	—	(0.2)	(10.5)
Tax rate changes resulting in the revaluation of deferred income tax assets and liabilities	—	—	(11.5)	—
Adjusted income tax expense	31.6	6.9	81.8	16.5
Average effective income tax rate(1)	19.2%	5.1%	25.8%	6.6%
Adjusted effective income tax rate(2)	18.7%	5.1%	18.5%	4.9%
(1) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.
(2) This is a non-GAAP ratio. It is calculated as adjusted income tax expense divided by adjusted earnings before income taxes.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2024 P.35

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains in fiscal 2023. The Company uses adjusted gross profit and adjusted gross margin to measure its performance at the gross margin level from one period to the next, without the variation caused by the impacts of the item described above. The Company excludes this item because it affects the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding this item does not imply that it is non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers that could otherwise be masked by the impact of net insurance gains in prior years. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Nine months ended
(in $ millions, or otherwise indicated)	Sep 29, 2024	Oct 1, 2023	Sep 29, 2024	Oct 1, 2023

Gross profit	277.6	239.2	750.7	643.5
Adjustment for:
Net insurance gains	—	—	—	(3.1)
Adjusted gross profit	277.6	239.2	750.7	640.4
Gross margin	31.2%	27.5%	30.7%	26.7%
Adjusted gross margin(1)	31.2%	27.5%	30.7%	26.5%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales
Adjusted SG&A expenses is calculated as selling, general and administrative expenses excluding the impact of costs relating to proxy contest and leadership changes and related matters. The Company uses adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales to measure its performance from one period to the next, without the variation caused by the impact of the items described above. Excluding these items does not imply they are non-recurring. The Company believes adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales are useful to investors because they help identify underlying trends in our business that could otherwise be masked by costs relating to the proxy contest and leadership changes and related matters, which the Company believes are unusual and non-recurring in nature. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Nine months ended
(in $ millions, or otherwise indicated)	Sep 29, 2024	Oct 1, 2023	Sep 29, 2024	Oct 1, 2023

SG&A expenses	83.6	82.2	312.5	242.1
Adjustment for:
Costs relating to proxy contest and leadership changes and related matters	5.5	—	82.3	—
Adjusted SG&A expenses	78.1	82.2	230.2	242.1
SG&A expenses as a percentage of net sales	9.4%	9.5%	12.8%	10.0%
Adjusted SG&A expenses as a percentage of net sales(1)	8.8%	9.5%	9.4%	10.0%
(1) This is a non-GAAP ratio. It is calculated as adjusted SG&A expenses divided by net sales.

QUARTERLY REPORT - Q3 2024 P.36

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs, and also excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, and costs relating to proxy contest and leadership changes and related matters. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its operating results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Nine months ended
(in $ millions, or otherwise indicated)	Sep 29, 2024	Oct 1, 2023	Sep 29, 2024	Oct 1, 2023

Operating income	192.9	155.0	439.3	465.7
Adjustments for:
Restructuring and acquisition-related costs (recovery)	1.1	2.0	(1.0)	34.9
Net insurance gains	—	—	—	(77.3)
Gain on sale and leaseback	—	—	—	(25.0)
Costs relating to proxy contest and leadership changes and related matters	5.5	—	82.3	—
Adjusted operating income	199.5	157.0	520.6	398.3
Operating margin	21.7%	17.8%	17.9%	19.3%
Adjusted operating margin(1)	22.4%	18.1%	21.3%	16.5%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2024 P.37

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, and costs relating to proxy contest and leadership changes and related matters. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Nine months ended
(in $ millions)	Sep 29, 2024	Oct 1, 2023	Sep 29, 2024	Oct 1, 2023

Net earnings	131.5	127.4	268.5	380.3
Restructuring and acquisition-related costs (recovery)	1.1	2.0	(1.0)	34.9
Net insurance gains	—	—	—	(77.3)
Gain on sale and leaseback	—	—	—	(25.0)
Costs relating to proxy contest and leadership changes and related matters	5.5	—	82.3	—
Depreciation and amortization	36.5	31.3	104.9	90.9
Financial expenses, net	30.2	20.7	77.2	58.4
Income tax expense	31.3	6.9	93.5	27.0
Adjusted EBITDA	236.1	188.3	625.4	489.2
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Free cash flow
Free cash flow is defined as cash flow from operating activities, less cash flow used in investing activities excluding cash flows relating to business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Nine months ended
(in $ millions)	Sep 29, 2024	Oct 1, 2023	Sep 29, 2024	Oct 1, 2023

Cash flows from (used in) operating activities	178.2	305.1	290.9	307.5
Cash flows from (used in) investing activities	(29.3)	(40.5)	(109.3)	(119.1)
Adjustment for:
Business acquisitions	—	—	—	—
Free cash flow	148.9	264.6	181.6	188.4
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2024 P.38

MANAGEMENT'S DISCUSSION AND ANALYSIS
Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company, and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Sep 29, 2024	Dec 31, 2023

Long-term debt (including current portion)	1,479.0	985.0
Bank indebtedness	—	—
Lease obligations (including current portion)	106.4	98.1
Total debt	1,585.4	1,083.1
Cash and cash equivalents	(78.5)	(89.6)
Net debt	1,506.9	993.5
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has currently set a net debt leverage target ratio of 1.5 to 2.5 times pro-forma adjusted EBITDA for the trailing twelve months (previously 1.5 to 2.0 times). The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including our ability to pay off our incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Sep 29, 2024	Dec 31, 2023

Adjusted EBITDA for the trailing twelve months	810.9	674.5
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	810.9	674.5
Net debt	1,506.9	993.5
Net debt leverage ratio(1)	1.9	1.5
(1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 2.0 at September 29, 2024. Refer to section 8.2 of this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2024 P.39

MANAGEMENT'S DISCUSSION AND ANALYSIS
Working capital
Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the short-term liquidity and financial position of the Company, including its ability to discharge its short-term liabilities as they come due. This measure is not comparable to similarly titled measures used by other public companies.

(in $ millions)	Sep 29, 2024	Dec 31, 2023

Cash and cash equivalents	78.5	89.6
Trade accounts receivable	612.9	412.5
Inventories	1,096.7	1,089.4
Prepaid expenses, deposits and other current assets	91.4	96.0
Assets held for sale	26.6	—
Accounts payable and accrued liabilities	(479.8)	(408.3)
Income taxes payable	(27.4)	(1.6)
Current portion of lease obligations	(16.7)	(14.2)
Current portion of long-term debt	(300.0)	(300.0)
Working capital	1,082.2	963.4
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.
QUARTERLY REPORT - Q3 2024 P.40